================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                              --------------------

                                    FORM 11-K




[ X ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 29, 1998
                                            ------------------

                                       OR

[   ]             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from            to
                                                 ----------     ------------

                         Commission file number 33-32465
                                               ---------

              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
--------------------------------------------------------------------------------
                            (Full title of the plan)


                           BERGEN BRUNSWIG CORPORATION
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


4000  Metropolitan Drive, Orange, California                        92868-3510
--------------------------------------------                       -------------
(Address of principal executive offices of                          (Zip code)
 issuer of securities)




================================================================================

              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
================================================================================

                                      INDEX
                                      -----

                                                                        PAGE NO.
                                                                        --------
INDEPENDENT AUDITORS' REPORT                                               3

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits
     at September 29, 1998 and 1997                                        5

     Statements  of Changes in Net Assets  Available  for
     Benefits for the Year Ended  September 29, 1998, the
     Period from  January 1, 1997 to  September  29, 1997
     and the Year Ended December 31, 1996                                  7

     Notes to Financial Statements                                        10

SUPPLEMENTAL SCHEDULES:

     1.   Line 27a - Schedule of Assets Held for
             Investment Purposes at September 29, 1998                    16

     2.   Line 27d - Schedule of Reportable Transactions
             for the Year Ended September 29, 1998                        19


                         SUPPLEMENTAL SCHEDULES OMITTED
                         ------------------------------


Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.


SIGNATURE                                                                 20

INDEPENDENT AUDITORS' CONSENT - Exhibit 23                                21

INDEPENDENT AUDITORS' REPORT

================================================================================


Bergen Brunswig Pre-Tax Investment
         Retirement Account:


We have audited the accompanying statements of net assets available for benefits of the Bergen Brunswig Pre-Tax Investment Retirement Account (the Plan) as of September 29, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended September 29, 1998, the period from January 1, 1997 to September 29, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at September 29, 1998 and 1997, and the changes in net assets available for benefits for the year ended September 29, 1998, the period from January 1, 1997 to September 29, 1997 and the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. Also, the accompanying supplemental schedules of (1) Line 27a - Schedule of Assets Held for Investment Purposes at September 29, 1998, and (2) Line 27d - Schedule of Reportable Transactions for the year ended September 29, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security

Act of 1974. This supplemental information and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ Deloitte & Touche LLP
Costa Mesa, California
March 22, 1999



                                           BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                           -----------------------------------------------------

                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                           AT SEPTEMBER 29, 1998


                                                      SUPPLEMENTAL INFORMATION BY FUND
                              --------------------------------------------------------------------------------
                                                                         MERRILL
                                              GEORGE                      LYNCH        MERRILL       MERRILL
                               FIDELITY       PUTNAM        COMPANY       GLOBAL        LYNCH         LYNCH
                               MAGELLAN        FUND          STOCK      ALLOCATION   EQUITY INDEX    CAPITAL
                                 FUND         CLASS A        FUND         FUND A       TRUST 1       FUND A
                              -----------   -----------   -----------   -----------  ------------   ----------
ASSETS:
  Investments                 $55,383,788   $15,775,193   $29,081,612    $5,291,916   $15,210,626   $7,007,691
  Interfund transfers
    receivable                     36,684         9,414        16,660         4,303         7,841        3,855
  Contributions receivable        160,538        49,406        77,146        26,092        69,028       32,413
  Interest and dividend
    income receivable              12,101         3,288        94,328         1,479         2,812        1,276
                              -----------   -----------   -----------   -----------   -----------   ----------
       TOTAL  ASSETS           55,593,111    15,837,301    29,269,746     5,323,790    15,290,307    7,045,235
                              -----------   -----------   -----------   -----------   -----------   ----------
LIABILITIES:
  Interfund transfers
    payable                             -             -             -             -             -            -
                              -----------   -----------   -----------   -----------   -----------   ----------
       TOTAL  LIABILITIES               -             -             -             -             -            -
                              -----------   -----------   -----------   -----------   -----------   ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                $55,593,111   $15,837,301   $29,269,746    $5,323,790   $15,290,307   $7,045,235
                              ===========   ===========   ===========   ===========   ===========   ==========

--------------------------------------------------------------------------------------------------------------

                                                                   5




                                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                       -----------------------------------------------------

                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                       AT SEPTEMBER 29, 1998


                                                   SUPPLEMENTAL INFORMATION BY FUND
                              ------------------------------------------------------------------------------
                               MERRILL
                                LYNCH         MERRILL
                               CORPORATE       LYNCH       MERRILL    TEMPLETON
                               BOND FUND     RETIREMENT     LYNCH      FOREIGN         AIM
                               INVESTMENT   PRESERVATION    GROWTH      FUND      CONSTELLATION  PARTICIPANT
                               GRADE A         TRUST        FUND A     CLASS 1        FUND A        LOANS          TOTAL
                              -----------   ------------  ----------  ----------  -------------  -----------   -------------
ASSETS:
  Investments                 $3,635,764    $ 64,194,962  $2,626,807  $1,127,718  $  2,134,696   $11,157,826   $212,628,599
  Interfund transfers
    receivable                     2,352          48,485       2,750         852         2,014             -        135,210
  Contributions receivable        15,057         256,145      18,866       6,299        15,964             -        726,954
  Interest and dividend
    income receivable                794          16,194         868         325           675             -        134,140
                              -----------   ------------  ----------  ----------  ------------   -----------   -------------
       TOTAL  ASSETS           3,653,967      64,515,786   2,649,291   1,135,194     2,153,349    11,157,826    213,624,903
                              -----------   ------------  ----------  ----------  ------------   -----------   -------------
LIABILITIES:
  Interfund transfers
    payable                            -               -           -           -             -       135,210        135,210
                              -----------   ------------  ----------  ----------  ------------   -----------   -------------
       TOTAL  LIABILITIES              -               -           -           -             -       135,210        135,210
                              -----------   ------------  ----------  ----------  ------------   -----------   -------------
NET ASSETS AVAILABLE
  FOR BENEFITS                $3,653,967    $ 64,515,786  $2,649,291  $1,135,194  $  2,153,349   $11,022,616   $213,489,693
                              ===========   ============  ==========  ==========  ============   ===========   =============

----------------------------------------------------------------------------------------------------------------------------

                                                                   5a


                                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                          -----------------------------------------------------

                                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                          AT SEPTEMBER 29, 1997

                                                     SUPPLEMENTAL INFORMATION BY FUND
                              ---------------------------------------------------------------------------------
                                                                         MERRILL
                                              GEORGE                      LYNCH        MERRILL       MERRILL
                               FIDELITY       PUTNAM       COMPANY        GLOBAL        LYNCH         LYNCH
                               MAGELLAN        FUND         STOCK       ALLOCATION   EQUITY INDEX    CAPITAL
                                 FUND        CLASS A         FUND         FUND A       TRUST 1       FUND A
                              -----------   -----------   -----------   -----------  ------------   ----------
ASSETS:
  Investments                 $51,755,416   $15,416,700   $27,237,361   $7,146,207   $ 10,709,602   $6,564,033
  Interfund transfers
    receivable                     27,433         7,607        11,513         4,661         5,065        2,866
  Contributions receivable        136,729        43,112        64,624        29,955        42,729       26,176
  Interest and dividend
    income receivable               8,153         2,416         4,025         1,544         1,421          987
                              -----------   -----------   -----------   -----------  -=----------   ----------
       TOTAL  ASSETS           51,927,731    15,469,835    27,317,523     7,182,367    10,758,817    6,594,062
                              -----------   -----------   -----------   -----------  ------------   ----------
LIABILITIES:
  Interfund transfers
    payable                             -             -             -             -             -            -
                              -----------   -----------   -----------   -----------  -- ---------   ----------
       TOTAL  LIABILITIES               -             -             -             -             -            -
                              -----------   -----------   -----------   -----------  ------------   ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                $51,927,731   $15,469,835   $27,317,523    $7,182,367  $ 10,758,817   $6,594,062
                              ===========   ===========   ===========   ===========  ============   ==========

--------------------------------------------------------------------------------------------------------------

                                                               6



                                        BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                        -----------------------------------------------------

                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                        AT SEPTEMBER 29, 1997

                                                    SUPPLEMENTAL INFORMATION BY FUND
                              --------------------------------------------------------------------------------

                               MERRILL
                                LYNCH       MERRILL
                               CORPORATE     LYNCH         MERRILL     TEMPLETON
                               BOND FUND   RETIREMENT       LYNCH       FOREIGN          AIM
                              INVESTMENT   PRESERVATION     GROWTH       FUND       CONSTELLATION  PARTICIPANT
                               GRADE A       TRUST          FUND A      CLASS 1         FUND A        LOANS         TOTAL
                              ----------   ------------   -----------  ----------   -------------  -----------   ------------
ASSETS:
  Investments                 $3,141,531    $60,326,647   $1,755,018     $767,411     $  994,710   $10,695,970   $196,510,606
  Interfund transfers
    receivable                     1,910         38,906        1,345          692            472             -        102,470
  Contributions receivable        13,162        214,060       10,402        4,057          4,772             -        589,778
  Interest and dividend
    income receivable                664         12,832          513          243            263             -         33,061
                              ----------   ------------   ----------   ----------   ------------   -----------   ------------
       TOTAL  ASSETS           3,157,267     60,592,445    1,767,278      772,403      1,000,217    10,695,970    197,235,915
                              ----------   ------------   ----------   ----------   ------------   -----------   ------------
LIABILITIES:
  Interfund transfers
    payable                            -              -            -            -              -       102,470        102,470
                              ----------   ------------   ----------   ----------   ------------   -----------   ------------
       TOTAL  LIABILITIES              -              -            -            -              -       102,470        102,470
                              ----------   ------------   ----------   ----------   ------------   -----------   ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                $3,157,267    $60,592,445   $1,767,278     $772,403     $1,000,217   $10,593,500   $197,133,445
                              ==========   ============   ==========   ==========   ============   ===========   ============

----------------------------------------------------------------------------------------------------------------------------

                                                                  6a



                                                 BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                 -----------------------------------------------------

                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        FOR THE YEAR ENDED SEPTEMBER 29, 1998

                                                              SUPPLEMENTAL INFORMATION BY FUND
                                   -----------------------------------------------------------------------------------
                                                                                MERRILL
                                                     GEORGE                      LYNCH         MERRILL       MERRILL
                                      FIDELITY       PUTNAM        COMPANY       GLOBAL         LYNCH         LYNCH
                                      MAGELLAN        FUND          STOCK      ALLOCATION    EQUITY INDEX    CAPITAL
                                        FUND        CLASS A         FUND         FUND A        TRUST 1        FUND A
                                     -----------   -----------   -----------   ----------    ------------  -----------
ADDITIONS:
 Contributions:
    Participants                     $ 3,130,349   $ 1,012,854   $ 1,479,845   $  581,132    $1,161,489    $  644,377
    Employer                             993,199       326,109       452,658      191,699       350,617       198,379
 Transfers of participant balances     6,909,842     2,194,927     7,485,889      740,426     5,936,627     1,688,767
 Interest income                         254,788        84,168       117,413       38,801        54,629        29,375
 Dividend income                       3,832,347     1,509,782       364,156      901,067             -       589,912
 Participant loans                             -             -             -            -             -             -
 Participant loan repayments           1,048,933       277,315       497,069      142,053       196,753       127,648
 Net increase in fair value
    of investments                       135,089             -     6,287,252            -     1,241,213             -
                                     -----------   -----------   -----------   ----------   -----------    ----------
       TOTAL  ADDITIONS               16,304,547     5,405,155    16,684,282    2,595,178     8,941,328     3,278,458
                                     -----------   -----------   -----------   ----------   -----------    ----------
DEDUCTIONS:
 Withdrawals                           3,921,273     1,667,798     1,398,704      537,373       629,016       713,748
 Transfers of participant
    balances                           7,169,625     2,266,637    13,333,355    2,352,444     3,461,707     1,240,679
 Administrative expenses                       -             -             -            -             -             -
 Participant loans                     1,548,269       420,381             -      138,128       319,115       129,486
 Participant loan repayments                   -             -             -            -             -             -
 Net decrease in fair value
    of investments                             -       682,873             -    1,425,810             -       743,372
                                     -----------   -----------   -----------   ----------   -----------    ----------
       TOTAL  DEDUCTIONS              12,639,167     5,037,689    14,732,059    4,453,755     4,409,838     2,827,285
                                     -----------   -----------   -----------   ----------   -----------    ----------
NET INCREASE (DECREASE)                3,665,380       367,466     1,952,223   (1,858,577)    4,531,490       451,173
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF PERIOD      51,927,731    15,469,835    27,317,523    7,182,367    10,758,817     6,594,062
                                     -----------   -----------   -----------   ----------   -----------    ----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF PERIOD           $55,593,111   $15,837,301   $29,269,746   $5,323,790   $15,290,307    $7,045,235
                                     ===========   ===========   ===========   ==========   ===========    ==========

---------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


                                                         7



                                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                            -----------------------------------------------------

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                   FOR THE YEAR ENDED SEPTEMBER 29, 1998
                                                        SUPPLEMENTAL INFORMATION BY FUND
                                   ----------------------------------------------------------------------------
                                    MERRILL
                                     LYNCH       MERRILL
                                   CORPORATE      LYNCH        MERRILL   TEMPLETON
                                   BOND FUND    RETIREMENT     LYNCH      FOREIGN        AIM
                                   INVESTMENT  PRESERVATION    GROWTH       FUND     CONSTELLATION  PARTICIPANT
                                    GRADE A       TRUST        FUND A     CLASS 1       FUND A         LOANS        TOTAL
                                   ----------  ------------  ----------  ----------  -------------  -----------   ------------
ADDITIONS:
 Contributions:
    Participants                   $  298,491  $ 4,212,849   $  407,848  $  153,836  $   279,070    $         -   $ 13,362,140
    Employer                           98,224    1,674,035      109,886      37,296       65,775              -      4,497,877
 Transfers of participant balances    941,651   14,814,513    3,153,123   1,386,787    3,022,013              -     48,274,565
 Interest income                       17,680    3,385,863       19,623       7,251       13,259              -      4,022,850
 Dividend income                      210,293            -      174,397      93,444       69,051              -      7,744,449
 Participant loans                          -            -            -           -            -      4,905,397      4,905,397
 Participant loan repayments           74,907    1,977,208       71,074      20,413       42,908              -      4,476,281
 Net increase in fair value
    of investments                     87,343            -            -           -            -              -      7,750,897
                                   ----------  -----------   ----------  ----------  -----------    -----------   ------------
       TOTAL  ADDITIONS             1,728,589   26,064,468    3,935,951   1,699,027    3,492,076      4,905,397     95,034,456
                                   ----------  -----------   ----------  ----------  -----------    -----------   ------------
DEDUCTIONS:
 Withdrawals                          497,228    6,666,968      100,517      71,959      144,212              -     16,348,796
 Transfers of participant
    balances                          648,753   13,319,709    1,713,071     894,480    1,874,105              -     48,274,565
 Administrative expenses                    -      111,870            -           -            -              -        111,870
 Participant loans                     85,908    2,042,580      118,794      22,660       80,076              -      4,905,397
 Participant loan repayments                -            -            -           -            -      4,476,281      4,476,281
 Net decrease in fair value
    of investments                          -            -    1,121,556     347,137      240,551              -      4,561,299
                                   ----------  -----------   ----------  ----------  -----------    -----------   ------------
       TOTAL  DEDUCTIONS            1,231,889   22,141,127    3,053,938   1,336,236    2,338,944      4,476,281     78,678,208
                                   ----------  -----------   ----------  ----------  -----------    -----------   ------------
NET INCREASE (DECREASE)               496,700    3,923,341      882,013     362,791    1,153,132        429,116     16,356,248
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF PERIOD    3,157,267   60,592,445    1,767,278     772,403    1,000,217     10,593,500    197,133,445
                                   ----------  -----------   ----------  ----------  -----------    -----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF PERIOD         $3,653,967  $64,515,786   $2,649,291  $1,135,194  $ 2,153,349    $11,022,616   $213,489,693
                                   ==========  ===========   ==========  ==========  ===========    ===========   ============

------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                         7a


                                             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                             -----------------------------------------------------

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                         FOR THE PERIOD FROM JANUARY 1, 1997 TO SEPTEMBER 29, 1997

                                                       SUPPLEMENTAL INFORMATION BY FUND
                                   -------------------------------------------------------------------------------
                                                                              MERRILL
                                                   GEORGE                      LYNCH        MERRILL     MERRILL
                                    FIDELITY       PUTNAM        COMPANY       GLOBAL        LYNCH       LYNCH
                                    MAGELLAN        FUND          STOCK      ALLOCATION   EQUITY INDEX   CAPITAL
                                      FUND        CLASS A         FUND         FUND A       TRUST 1      FUND A
                                   -----------   ----------    ------------  ----------   ------------ -----------
ADDITIONS:
 Contributions:
    Participants                   $ 2,403,471   $   812,270   $   898,476   $  599,412   $   883,756   $  490,868
    Employer                           717,663       227,103       301,793      156,808       174,489      131,852
 Transfers of participant balances   4,053,832     1,265,751     5,956,323    1,379,506     4,197,647      737,233
 Interest income                       169,243        49,113        66,865       27,571        24,202       20,146
 Dividend income                     1,200,049       357,941       225,375      158,442             -      290,077
 Participant loans                           -             -             -            -             -            -
 Participant loan repayments           736,560       215,274       274,385      121,035       110,656       89,336
 Net increase in fair value
    of investments                  10,294,052     2,161,656    11,744,945      718,615     2,067,365      808,048
                                   -----------   -----------   -----------   ----------   -----------   ----------
       TOTAL  ADDITIONS             19,574,870     5,089,108    19,468,162    3,161,389     7,458,115    2,567,560
                                   -----------   -----------   -----------   ----------   -----------   ----------
DEDUCTIONS:
 Withdrawals                         2,227,203       752,597       785,255      211,352       445,418      175,466
 Transfers of participant
    balances                         7,373,801     1,843,298     6,246,217    1,622,787     1,219,808    1,147,438
 Administrative expenses                     -             -             -            -             -            -
 Participant loans                   1,374,736       298,979             -      225,009       205,048      135,042
 Participant loan repayments                 -             -             -            -             -            -
                                   -----------   -----------   -----------   ----------   -----------   ----------
       TOTAL  DEDUCTIONS            10,975,740     2,894,874     7,031,472    2,059,148     1,870,274    1,457,946
                                   -----------   -----------   -----------   ----------   -----------   ----------
NET INCREASE (DECREASE)              8,599,130     2,194,234    12,436,690    1,102,241     5,587,841    1,109,614
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF PERIOD    43,328,601    13,275,601    14,880,833    6,080,126     5,170,976    5,484,448
                                   -----------   -----------   -----------   ----------   -----------   ----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF PERIOD         $51,927,731   $15,469,835   $27,317,523   $7,182,367   $10,758,817   $6,594,062
                                   ===========   ===========   ===========   ==========   ===========   ==========

------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


                                                        8




                                             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                             -----------------------------------------------------

                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                           FOR THE PERIOD FROM JANUARY 1, 1997 TO SEPTEMBER 29, 1997

                                                        SUPPLEMENTAL INFORMATION BY FUND
                                   -----------------------------------------------------------------------------
                                     MERRILL
                                      LYNCH       MERRILL
                                    CORPORATE      LYNCH        MERRILL   TEMPLETON
                                    BOND FUND    RETIREMENT     LYNCH      FOREIGN         AIM
                                   INVESTMENT   PRESERVATION    GROWTH      FUND      CONSTELLATION  PARTICIPANT
                                     GRADE A       TRUST        FUND A     CLASS 1        FUND A        LOANS         TOTAL
                                   -----------  ------------  ----------  ----------  -------------  -----------   ------------
ADDITIONS:
 Contributions:
    Participants                     $ 272,687   $ 2,645,938  $   58,857  $   33,699  $    26,711    $         -   $  9,126,145
    Employer                            70,346     1,114,009      12,095       6,535        6,669              -      2,919,362
 Transfers of participant balances     225,524     9,077,582   1,911,218   2,025,376    1,313,297              -     32,143,289
 Interest income                        12,886     2,828,542       2,413       1,981        1,279              -      3,204,241
 Dividend income                       147,014             -       6,637           -            -              -      2,385,535
 Participant loans                           -             -           -           -            -      4,379,997      4,379,997
 Participant loan repayments            50,784     1,020,405       7,679       6,334        4,102              -      2,636,550
 Net increase in fair value
    of investments                      21,386             -     201,570      41,011       67,107              -     28,125,755
                                   -----------   -----------  ----------  ----------  -----------    -----------   ------------
       TOTAL  ADDITIONS                800,627    16,686,476   2,200,469   2,114,936    1,419,165      4,379,997     84,920,874
                                   -----------   -----------  ----------  ----------  -----------    -----------   ------------
DEDUCTIONS:
 Withdrawals                            80,235     4,941,044           -           -            -       (155,140)     9,463,430
 Transfers of participant
    balances                           896,612     9,629,338     422,323   1,334,877      406,790              -     32,143,289
 Administrative expenses                     -        63,129           -           -            -              -         63,129
 Participant loans                     103,793     2,006,708      10,868       7,656       12,158              -      4,379,997
 Participant loan repayments                 -             -           -           -            -      2,636,550      2,636,550
                                   -----------   -----------  ----------  ----------  -----------    -----------   ------------
       TOTAL  DEDUCTIONS             1,080,640    16,640,219     433,191   1,342,533      418,948      2,481,410     48,686,395
                                   -----------   -----------  ----------  ----------  -----------    -----------   ------------
NET INCREASE (DECREASE)               (280,013)       46,257   1,767,278     772,403    1,000,217      1,898,587     36,234,479
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF PERIOD     3,437,280    60,546,188           -           -            -      8,694,913    160,898,966
                                   -----------   -----------  ----------  ----------  -----------    -----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF PERIOD          $3,157,267   $60,592,445  $1,767,278  $  772,403  $ 1,000,217    $10,593,500   $197,133,445
                                   ===========   ===========  ==========  ==========  ===========    ===========   ============

------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                        8a

                                             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                             -----------------------------------------------------

                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                           ----------------------------------------------------------------------------------
                                                                                                    MERRILL
                                             BERGEN                      GEORGE                      LYNCH         MERRILL
                                            BRUNSWIG      FIDELITY       PUTNAM        COMPANY       GLOBAL         LYNCH
                                             FIXED        MAGELLAN        FUND          STOCK      ALLOCATION    EQUITY INDEX
                                              FUND          FUND         CLASS A         FUND        FUND A        TRUST 1
                                           -----------   -----------   ------------   ----------   -----------   ------------
ADDITIONS:
 Contributions:
    Participants                          $         -    $ 2,981,565   $   769,417   $   851,204   $  455,569    $  400,665
    Employer                                        -      1,037,309       273,198       323,827      155,515       155,765
    Other rollovers                                 -        134,883        46,839        22,039       81,063        38,301
 Transfer from Colonial 401(k) plan                 -      1,868,799       799,475       256,439      957,657     1,499,564
 Transfer from B&C defined benefit plan             -         15,768        11,518         7,077        1,825         9,019
 Transfers of participant balances              1,457      5,899,635     1,399,885     3,411,886    1,922,961     2,967,327
 Interest income                              393,019        216,649        58,688        68,688       25,064        18,757
 Dividend income                                    -      6,599,683     1,153,937       223,110      555,562        17,408
 Participant loans                                  -              -             -             -            -             -
 Participant loan repayments                        -        913,501       215,275       274,835       96,057        83,862
 Net increase in fair value
    of investments                                  -              -       637,622     1,774,607      134,572       785,839
                                          ------------   -----------   -----------   -----------   ----------    ----------
       TOTAL  ADDITIONS                       394,476     19,667,792     5,365,854     7,213,712    4,385,845     5,976,507
                                          ------------   -----------   -----------   -----------   ----------    ----------
DEDUCTIONS:
 Withdrawals                                  465,940      2,830,677       504,719       708,887      234,993       568,443
 Transfers of participant
    balances                               26,359,126      7,951,574     1,025,695     2,927,807      794,196     1,257,857
 Administrative expenses                            -              -             -             -            -             -
 Participant loans                            141,987      1,491,949       354,666             -      115,035       119,048
 Participant loan repayments                        -              -             -             -            -             -
 Net decrease in fair value
    of investments                                  -      1,930,769             -             -            -             -
                                          ------------   -----------   -----------   -----------   ----------    ----------
       TOTAL  DEDUCTIONS                   26,967,053     14,204,969     1,885,080     3,636,694    1,144,224     1,945,348
                                          ------------   -----------   -----------   -----------   ----------    ----------
NET INCREASE (DECREASE)                    (26,572,577)    5,462,823     3,480,774     3,577,018    3,241,621     4,031,159
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR             26,572,577     37,865,778     9,794,827    11,303,815    2,838,505     1,139,817
                                          ------------   -----------   -----------   -----------   ----------    ----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                  $         -    $43,328,601   $13,275,601   $14,880,833   $6,080,126    $5,170,976
                                          ============   ===========   ===========   ===========   ==========    ==========

--------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                          9



                                             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                             -----------------------------------------------------

                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                   FOR THE YEAR ENDED DECEMBER 31, 1996

                                                     SUPPLEMENTAL INFORMATION BY FUND
                                           ------------------------------------------------------
                                                          MERRILL
                                                           LYNCH         MERRILL
                                            MERRILL      CORPORATE        LYNCH
                                             LYNCH       BOND FUND     RETIREMENT
                                            CAPITAL      INVESTMENT    PRESERVATION   PARTICIPANT
                                             FUND A       GRADE A         TRUST          LOANS          TOTAL
                                           -----------   -----------   ------------   ------------   -----------
ADDITIONS:
 Contributions:
    Participants                            $ 458,509     $ 266,181    $ 3,477,456     $        -    $ 9,660,566
    Employer                                  158,287        95,748      1,339,991              -      3,539,640
    Other rollovers                            48,420        58,874        108,028              -        538,447
 Transfer from Colonial 401(k) plan         1,523,486     1,041,104      2,392,322              -     10,338,846
 Transfer from B&C defined benefit plan        17,505             -        164,049              -        226,761
 Transfers of participant balances          1,091,739       925,515     34,371,294              -     51,991,699
 Interest income                               22,376        16,063      3,540,190              -      4,359,494
 Dividend income                              542,611       194,406              -              -      9,286,717
 Participant loans                                  -             -              -      4,488,333      4,488,333
 Participant loan repayments                   95,838        67,119      1,314,503              -      3,060,990
 Net increase in fair value
    of investments                             97,213             -              -              -      3,429,853
                                           -----------   -----------   -----------   ------------   ------------
       TOTAL  ADDITIONS                     4,055,984     2,665,010     46,707,833      4,488,333    100,921,346
                                           -----------   -----------   -----------   ------------   ------------
DEDUCTIONS:
 Withdrawals                                  277,604        99,731      6,471,155        793,776     12,955,925
 Transfers of participant
    balances                                  815,812       536,867     10,322,765              -     51,991,699
 Administrative expenses                            -             -         93,427              -         93,427
 Participant loans                            126,440       119,840      2,019,368              -      4,488,333
 Participant loan repayments                        -             -              -      3,060,990      3,060,990
 Net decrease in fair value
    of investments                                  -        47,334              -              -      1,978,103
                                           -----------   -----------   -----------   ------------   ------------
       TOTAL  DEDUCTIONS                    1,219,856       803,772     18,906,715      3,854,766    74,568,477
                                           -----------   -----------   -----------   ------------   ------------
NET INCREASE (DECREASE)                     2,836,128     1,861,238     27,801,118        633,567     26,352,869
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR              2,648,320     1,576,042     32,745,070      8,061,346    134,546,097
                                           -----------   -----------   -----------   ------------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                   $5,484,448    $3,437,280    $60,546,188     $8,694,913   $160,898,966
                                           ===========   ===========   ===========   ============   ============

----------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                              9a

              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
================================================================================

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     FOR THE YEAR ENDED SEPTEMBER 29, 1998,
                     --------------------------------------
              THE PERIOD FROM JANUARY 1, 1997 TO SEPTEMBER 29, 1997
              -----------------------------------------------------
                      AND THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------


1.       PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

         The following brief description of the Bergen Brunswig Pre-Tax Investment Retirement Account ("Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

         A.       General
                  -------

                  The Plan was established effective September 1, 1984. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Bergen Brunswig Corporation and its subsidiaries ("Employer") who have completed more than 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The accounting records of the Plan are maintained on the accrual basis.

         B.       Funding Policy
                  --------------

                  Participants are entitled to defer 2% to 15% of their pre-tax compensation through contributions to the Plan up to a maximum of $10,000 in calendar 1998. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans. The Employer contributes $.50 for each $1.00 contributed by the participant, up to the participant's investment of 6% of the participant's salary. The Employer may also make an additional contribution to the Plan at the Employer's discretion. Expenses of the Plan, up to the amount of forfeitures of Employer contributions determined at the last Plan valuation date, are paid by the Plan. Expenses of the Plan in excess of Employer contribution forfeitures are paid directly by the Employer. For the year ended September 29, 1998, the period from January 1, 1997 to September 29, 1997 and the year ended December 31, 1996, expenses of $111,870, $63,129 and $93,427, respectively, were paid by the Plan from forfeitures of Employer contributions.

         C.       Investments
                  -----------

                  Upon joining the Plan, participants can elect to invest their accounts in the following options:

                           1. Fidelity Magellan Fund (primarily equity securities);

                           2. George Putnam Fund Class A (primarily debt and equity securities);

                           3.       Company Stock Fund (Bergen Brunswig
                                    Corporation Class A Common Stock);

                           4.       Merrill  Lynch  Global   Allocation  Fund  A
                                    (primarily United States and foreign equity, debt and money market securities);

                           5.       Merrill   Lynch   Equity   Index   Trust   1
                                    (primarily equity securities included in the Standard & Poors 500 Index);

                           6. Merrill Lynch Capital Fund A (primarily equity, debt, convertible and money market securities);

                           7.       Merrill Lynch Corporate Bond Fund Investment
                                    Grade  A  (primarily  high-grade,   taxable,
                                    fixed income securities);

                           8. Merrill Lynch Retirement Preservation Trust (primarily broadly diversified Guaranteed Investment Contracts, U.S. Government and U.S. Government agency and money market securities);

                           9.       Merrill   Lynch  Growth  Fund  A  (primarily
                                    United    States    and    foreign    equity
                                    securities);

                          10. Templeton Foreign Fund Class I (primarily foreign debt and equity securities); and

                          11.       AIM   Constellation    Fund   A   (primarily
                                    securities   of  small-   and   medium-sized
                                    companies).


                  Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through The Merrill Lynch Participant Service Center.

                  The Fidelity Magellan Fund, the George Putnam Fund Class A, the Company Stock Fund, the Merrill Lynch Global Allocation Fund A, the Merrill Lynch Equity Index Trust 1, the Merrill Lynch Capital Fund A, the Merrill Lynch Corporate Bond Fund Investment Grade A, the Merrill Lynch Growth Fund A, the Templeton Foreign Fund Class 1 and the AIM Constellation Fund A are stated at fair value as determined by quoted market prices. The Merrill Lynch Retirement Preservation Trust is stated at cost, which approximates fair value. Investment transactions are recorded on a trade-date basis.

                  Participants may borrow against a maximum of 50% of their interests in the Plan up to $50,000, except that participants may not borrow against their interest in the Company Stock Fund. Participants are entitled to hold two loans simultaneously: a short-term loan (1 to 5 years) and a long-term loan (5 to 15 years). The long-term loan applies only to the purchase of a participant's primary residence. Such loans are shown as separate investments of the Plan, with interest rates ranging from 6.00% to 12.00%, and are stated at cost, which approximates fair value.

                  The number of participants in each fund was as follows:

                                                                September 29,
                                                             -------------------
                                                               1998        1997
                                                               ----        ----
                  Fidelity Magellan Fund                      2,417       2,526
                  George Putnam Fund Class A                  1,148       1,258
                  Company Stock Fund                          1,809       1,870
                  Merrill Lynch Global
                      Allocation Fund A                         692         836
                  Merrill Lynch Equity Index Trust 1           900          780
                  Merrill Lynch Capital Fund A                 758          789
                  Merrill Lynch Corporate
                      Bond Fund Investment Grade A              549         561
                  Merrill Lynch Retirement
                      Preservation Trust                      4,447       4,452
                  Merrill Lynch Growth Fund A                   335         176
                  Templeton Foreign Fund Class 1                148         100
                  AIM Constellation Fund A                      269         118
                  Participant Loans                           1,549       1,585


                  The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

         D.       Benefit Distribution
                  --------------------

                  A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who have attained age 59-1/2 or who suffer certain financial hardships and meet criteria established by the Internal Revenue Service. All participants not eligible for normal retirement vest in Employer contributions at 20% for each continuous plan year of participation. Participants who retire or terminate employment prior to retirement may elect to receive the vested portion of their accounts in a lump sum distribution or leave the vested portion of their accounts in the Plan if such accounts aggregate $4,000 or more. Participants are 100% vested in their own contributions at all times.

         E.       Death and Disability Benefits
                  -----------------------------

                  Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

         F.       Plan Termination
                  ----------------

                  The  Employer  has the right at any time to  declare  the Plan
                  terminated   completely  or  as  to  any  of  the   Employer's
                  divisions, facilities or operational units.

                  In the event that the Plan terminates, the accounts of all participants will become fully vested.

         G.       Other
                  -----

                  Certain  reclassifications have been made in the 1997 and 1996
                  financial   statements   and   notes   to   conform   to  1998
                  presentations.


2.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated February 10, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.


3.       CHANGE IN PLAN FISCAL YEAR

         Effective in September 1997, the Plan changed its fiscal year from a twelve-month period ending December 31 to a twelve-month period ending September 29. The Statements of Changes in Net Assets Available for Plan Benefits are presented for the twelve-month period ended September 29, 1998, the period from January 1, 1997 to September 29, 1997 and the twelve-month period ended December 31, 1996.


4.       CHANGE IN INVESTMENT OPTIONS

         On June 1, 1997,  the  following  investment  options were added to the
Plan:

                  1. Merrill Lynch Growth Fund A (primarily United States and foreign equity securities);

                  2. Templeton Foreign Fund Class I (primarily foreign debt and equity securities); and

                  3. AIM Constellation Fund A (primarily securities of small- and medium-sized companies).



5.       OTHER

         Effective July 1, 1997, the Plan was amended to allow employees of the Employer to join the Plan after they have completed 30 days of service, and to entitle participants to defer 2% to 15% of their compensation through contributions to the Plan. Upon completion of the 30-day service requirement, and unless participants direct otherwise, participants are automatically enrolled in the Plan, deferring 2% of their compensation through contributions to the Merrill Lynch Retirement Preservation Trust.

         On March 31, 1996,  remaining  account  balances in the Bergen Brunswig
         Fixed  Fund  were   transferred   into  the  Merrill  Lynch  Retirement
         Preservation Trust.

         During February 1996, the Guaranteed Insurance Contract with Life of Virginia in the Bergen Brunswig Fixed Fund was surrendered at contract value.

6.       SUBSEQUENT EVENTS

         Effective January 1, 1999, the following changes were made to the Plan:

                  1.       All   participants   vest   immediately  in  Employer
                           contributions from the first day of participation in the Plan.

                  2. The Employer contributes $1.00 for each $1.00 contributed by the participant, up to the participant's investment of 3% of the participant's salary and contributes $.50 for each additional $1.00 contributed by the participant, up to the participant's investment of an additional 2% of the participant's salary.

                                                                                             SUPPLEMENTAL SCHEDULE 1


                                   BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                   -----------------------------------------------------

                                LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   AT SEPTEMBER 29, 1998
--------------------------------------------------------------------------------------------------------------------
                                                      DESCRIPTION OF             FAIR
IDENTITY OF ISSUE                                       INVESTMENT               VALUE                     COST
--------------------------------------------------------------------------------------------------------------------
FIDELITY MAGELLAN FUND                                   Schedule             $  55,383,788           $  45,387,935

GEORGE PUTNAM FUND CLASS A                               Schedule                15,775,193              13,940,957

COMPANY STOCK FUND                                       Schedule                29,081,612              14,106,650

MERRILL LYNCH GLOBAL ALLOCATION FUND A                   Schedule                 5,291,916               5,986,085

MERRILL LYNCH EQUITY INDEX TRUST 1                       Schedule                15,210,626              12,057,085

MERRILL LYNCH CAPITAL FUND A                             Schedule                 7,007,691               7,049,870

MERRILL LYNCH CORPORATE BOND FUND
   INVESTMENT GRADE A                                    Schedule                 3,635,764               3,521,801

MERRILL LYNCH RETIREMENT PRESERVATION TRUST              Schedule                64,194,962              64,194,962

MERRILL LYNCH GROWTH FUND A                              Schedule                 2,626,807               3,389,406

TEMPLETON FOREIGN FUND CLASS 1                           Schedule                 1,127,718               1,411,014

AIM CONSTELLATION FUND A                                 Schedule                 2,134,696               2,322,536

PARTICIPANT LOANS                                        Schedule                11,157,826              11,157,826
                                                                           -----------------       -----------------

                              TOTAL INVESTMENTS                                $212,628,599            $184,526,127
                                                                           =================       =================



                                                                                   SUPPLEMENTAL SCHEDULE 1 (DETAIL)


                                   BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                   -----------------------------------------------------

                            DETAIL - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   AT SEPTEMBER 29, 1998
--------------------------------------------------------------------------------------------------------------------
                                                                                 FAIR
         SHARES                            DESCRIPTION                           VALUE                     COST
--------------------------------------------------------------------------------------------------------------------

         551,302          FIDELITY MAGELLAN FUND                              $  55,383,788           $  45,387,935
                          ----------------------                           =================       =================



         872,039          GEORGE PUTNAM FUND CLASS A                          $  15,775,193            $  13,940,957
                          --------------------------                       =================       =================



                          COMPANY STOCK FUND
                          ------------------

                          BERGEN BRUNSWIG CORPORATION
         556,586          CLASS A COMMON STOCK                                $  29,081,612            $  14,106,650
                                                                           =================       =================



         412,464          MERRILL LYNCH GLOBAL ALLOCATION FUND A              $   5,291,916            $   5,986,085
                          --------------------------------------           =================       =================



         213,216          MERRILL LYNCH EQUITY INDEX TRUST 1                  $  15,210,626            $  12,057,085
                          ----------------------------------               =================       =================



         217,428          MERRILL LYNCH CAPITAL FUND A                        $   7,007,691            $   7,049,870
                          ----------------------------                     =================       =================



                                                                         SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED


                                   BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                   -----------------------------------------------------

                            DETAIL - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   AT SEPTEMBER 29, 1998
--------------------------------------------------------------------------------------------------------------------
                                                                                 FAIR
         SHARES                            DESCRIPTION                           VALUE                     COST
--------------------------------------------------------------------------------------------------------------------

                          MERRILL LYNCH CORPORATE BOND FUND
         310,749          INVESTMENT GRADE A                                  $   3,635,764            $   3,521,801
                          ----------------------------------               =================       =================



      64,194,962          MERRILL LYNCH RETIREMENT PRESERVATION TRUST         $  64,194,962            $  64,194,962
                          -------------------------------------------      =================       =================



         121,724          MERRILL LYNCH GROWTH FUND A                         $   2,626,807            $   3,389,406
                          ---------------------------                      =================       =================



         131,283          TEMPLETON FOREIGN FUND CLASS 1                      $   1,127,718            $   1,411,014
                          ------------------------------                   =================       =================



          82,933          AIM CONSTELLATION FUND A                            $   2,134,696            $   2,322,536
                          ------------------------                         =================       =================



                          PARTICIPANT LOANS
                          -----------------
                          PROMISSORY NOTES WITH VARIOUS DUE DATES
                          AND INTEREST RATES FROM 6.00% TO 12.00%:            $  11,157,826            $  11,157,826
                                                                           =================       =================






                                                                                             SUPPLEMENTAL SCHEDULE 2


                                   BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                   -----------------------------------------------------

                                      LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                           FOR THE YEAR ENDED SEPTEMBER 29, 1998

--------------------------------------------------------------------------------------------------------------------

     IDENTITY OF ISSUE              TRADE TYPE              NO. OF TRADES           AMOUNT            GAIN
--------------------------------------------------------------------------------------------------------------------

FIDELITY MAGELLAN FUND              Purchases               845                 $16,132,452
                                    Sales                   723                  12,639,170       $ 2,099,037



COMPANY STOCK FUND                  Purchases               589                  10,289,059
                                    Sales                   327                  14,567,585         4,526,321



MERRILL LYNCH RETIREMENT            Purchases             1,082                  26,454,974
  PRESERVATION TRUST                Sales                   821                  22,219,600                 -



MERRILL LYNCH EQUITY                Purchases               532                   7,669,652
  INDEX TRUST I                     Sales                   387                   4,409,124           628,608








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

                                    SIGNATURE
                                    ---------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       BERGEN BRUNSWIG PRE-TAX
                                       INVESTMENT RETIREMENT ACCOUNT



                                       by /s/      Neil F. Dimick
                                          --------------------------------------
                                                   Neil F. Dimick
                                                   Executive Vice President,
                                                   Chief Financial Officer,
                                                   Bergen Brunswig Corporation




March 22, 1999




















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